

Mail Stop 3561

June 17, 2010

Via U.S. Mail

Ms. Angeliki Frangou, Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re:** **Navios Maritime Holdings Inc.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-33311**

Dear Ms. Frangou:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 43
Operating Results, page 49
For the year ended December 31, 2009 compared to the year ended December 31, 2008

1. We note that although equity in earnings of affiliated companies and joint venture is a material component of the company's net earnings, no discussion of the facts responsible for changes in equity in earnings of affiliates during the periods presented in the company's consolidated statements of operations has been included in MD&A. Please revise MD&A in future filings to include a discussion of the facts and circumstances responsible for change in the company's equity in earnings of affiliates during all periods presented in the company's financial statements.

2. Similarly, MD&A should also be revised in future filings to include a discussion of factors responsible for changes in income taxes and net earnings attributable to the non-controlling interest during all periods presented in the company's consolidated statements of operations.

Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-9
(p) Goodwill and Other Intangibles, page F-16

3. We see from footnote (*) on page F-17 that amounts of intangibles are capitalized to vessel costs once purchase options have been exercised. In this regard, it is unclear from the disclosure whether only the intangibles related to purchase options are capitalized or whether amounts capitalized to vessel cost also include favorable lease intangibles. Please revise future filings to clarify. To the extent favorable lease intangibles are capitalized as part of the asset cost of vessels, please tell us and explain in the notes to the company's financial statements in future filings the basis or rationale for reflecting the favorable lease as part of the vessel's cost. Your response should clearly explain the relevant technical accounting literature that supports the treatment used. We may have further comment upon receipt of your response.

Navios Maritime Holdings Inc. Financial Statements, page F-1
Note 3: Acquisition, page F-25
Acquisition of Horamar Group, page F-25

4. We note from the disclosure included in Note 3 that the Navios Logistics acquired 100% of the ownership interest of Horamar in exchange for $112,200 in cash and the issuance of 7,235 shares of Navios Logistics common stock representing 36.2% of Navios Logistics' common stock. We also note that this transaction occurred on January 1, 2008 when the relevant accounting literature that would have applied to this business combination under US GAAP was SFAS No.141 rather than SFAS No.141R since SFAS

No.141R was not effective for the company until January 1, 2009. Given that the company acquired 100% of Horamar in exchange for the consideration issued which aggregated $136,601, we are unclear as to why the company is "grossing up" the purchase price to $208,552 and recognizing a non-controlling interest at fair value in connection with the acquisition transaction. Please advise us of why you believe your treatment is appropriate and in accordance with the guidance in SFAS No.141. We may have further comment upon receipt of their response.

5. Also, please explain in the notes to the company's financial statements in further detail how the company calculated or determined the fair value of the 34.5% ownership interest in CNSA valued at $26.9 million that is reflected as part of the purchase consideration in the purchase price allocation on page F-26. Also, please explain why this amount is being reflected as part of the purchase consideration for Horamar rather than the fair value of the 7,235 shares of Navios Logistics common stock that were issued to the sellers of Horamar. Please advise or revise as appropriate.

6. Please revise the notes to the company's financial statements in future filings to explain the primary reasons for the acquisition of Horamar including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill in connection with the transaction. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

7. We note from the disclosure on page F-26 that the company is amortizing customer relationship intangibles to expense using a 20 year useful life. Please tell us in further detail the various factors that were considered in determining that a 20 year useful life was appropriate for this category of intangible assets. We may have further comment upon receipt of your response.

Note 8: Vessels, Port Terminal and Other Fixed Assets, page F-28

8. Please tell us where the 698,812 shares of common stock issued as partial consideration for the Navios Aurora II as discussed in the third paragraph on page F-30 is reflected in your consolidated statements of equity for the year ended December 31, 2009. Furthermore, please ensure that the notes to your financial statements in future filings provides details on all stock issuances during each year presented including the number of common and preferred shares issued in each transaction as well as the basis used to value the shares issued in each transaction.

Note 10: Investment in Affiliates, page F-33
Navios Maritime Partners L.P., page F-33

9. We note the disclosure in Note 10 indicating that in exchange for relieving Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis and for granting Navios Partners a 12-month option to purchase the vessel for $125,000, Navios

Partners issued Navios Holdings 1,000,000 subordinated Series A units which have been recognized by Navios Holdings as non-cash compensation income of $6,082. Please tell us and revise the notes to the company's financial statements in future filings to explain how the company calculated or determined the fair value of the subordinated Series A units received in this transaction.

Note 23: Noncontrolling Interest, page F-55

10. We note from the disclosure included in Note 23 that in connection with the acquisition of Horamar, a non-controlling interest in the amount of $96,186 was recognized in the company's financial statements. We also note that in connection with the acquisition of Horamar, a noncontrolling interest in subsidiaries of Horamar was also recognized as part of the purchase price allocation and valued at $31,050. Please tell us and explain in the notes to the company's financial statements how each of these amounts was calculated or determined and explain the difference between each of the non-controlling interest amounts recognized in connection with the Horamar acquisition. Also, since SFAS No.160 as now codified in ASC 810-10-65 was not effective for the company until January 1, 2009, please explain why recognition of these amounts in the company's financial statements during 2008 was appropriate. We may have further comment upon receipt of your response.

Note 24: Investments in Available for Sale Securities, page F-55

11. We note that from the sale of the Navios Hope to Navios Maritime Partners in July 2008, the company received 3,131,415 common units of Navios Maritime Partners. We further note that you account for such units as an investment in available for sale securities rather than as part of your equity investment in such affiliate. Given that Holdings owns a 37% interest in Partners at December 31, 2009, based on the disclosure provided in Note 8 and accounts for such ownership interest under the equity method of accounting, it is unclear why the receipt of these common units was not added to the common units owned to change the percentage of Partners owned. Please tell us why you believe it is appropriate to account for these 3,131,415 units as an investment in available for sale securities rather than an increase to your investment in affiliates and include the authoritative accounting guidance that supports the basis for your conclusions in your response.

12. In a related matter, we note from your December 31, 2008 20-F that as a result of the sale of this vessel to Navios Partners, Holdings held a 51.6% ownership in Partners. Please clarify for us the percentage of Navios Partners units held at December 31, 2008 and December 31, 2009, including any units classified as "available for sale" securities. Also, please explain how your ownership percentage in Navios Partners has changed as a result of vessel and other transactions as applicable. Your response should also clearly explain why if a controlling ownership interest of greater than 50% was held at December 31, 2008 and 2009, Navios Partners was not consolidated in your financial statements

along with the relevant technical accounting literature that provides the basis for your conclusions. We may have further comment upon receipt of your response.

13. In addition, please explain how the Navios Partners units that are classified as investments in available for sale securities are considered in determining the company's ownership interest in Navios Partners for purposes of determining the portion of any gains on sales of vessels to Navios Partners that are recognized immediately in earnings versus deferred and amortized over the life of the vessel or until sold.

Form 6-K filed June 1, 2010

14. We note from the last sentence on page 4 that Navios Acquisition is no longer a wholly owned subsidiary of Holdings and is accounted for under the equity method. We further note from note 15 to the financial statements on page F-38 that as a result of additional purchases of Navios Acquisition stock in May 2010, Holdings now owns 57.3% of the outstanding common stock of Navios Acquisition. Please tell us how the additional stock purchased in the second quarter of 2010 has affected your accounting for Navios Acquisition. Your response should confirm that Navios Acquisition will be consolidated in the financial statements of Holdings or otherwise explain why you believe consolidation is not necessary and the relevant technical accounting literature that supports your conclusion. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Angeliki Frangou, CEO
Navios Maritime Holdings Inc.
June 17, 2010
Page 6

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief